SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

AMENDMENT NO. 21

HEARTLAND EXPRESS, INC
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
__________________________________________________________________________________
(Title of Class of Securities)

422347 10 4
________________________________________________________________________________
(CUSIP Number)

Russell A. Gerdin
901 North Kansas Avenue
North Liberty, IA 52317
Telephone:  (319) 626-3600
Facsimile:  (319) 626-3355
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a  copy to:

Mark Scudder, Esq.
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

August 19, 2011
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  422347 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Russell A. Gerdin, individually and as trustee of the Russell A. Gerdin Revocable Trust and Mrs. Gerdin's GRATS (as defined below)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power

20,577,561 (1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

22,513,837 (2)
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

22,513,837 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)

25.0% (3)
14.	Type of Reporting Person (See Instructions)

IN
_____________________

CUSIP NO.:  422347 10 4

(1)
Comprised of (i) 500,000 shares of Common Stock owned by the Russell A. Gerdin Revocable Trust and (ii) 20,077,561 shares owned by grantor retained annuity trusts established by Mr. Gerdin's spouse for the benefit of Mr. and Mrs. Gerdin's children (“Mrs. Gerdin's GRATS”). As the trustee of Mrs. Gerdin's GRATS, Mr. Gerdin has voting power over the shares owned by Mrs. Gerdin's GRATS.

(2)
Comprised of (i) 500,000 shares of Common Stock owned by the Russell A. Gerdin Revocable Trust; (ii) 1,936,276 shares of Common Stock represented by voting trust certificates which are owned by Gerdin Family Investments, LP ("GFI"); and (iii) 20,077,561 shares of Common Stock owned by Mrs. Gerdin's GRATS. As the general partner of GFI, Mr. Gerdin has dispositive power over the shares represented by voting trust certificates owned by GFI, but neither Mr. nor Mrs. Gerdin has voting power over such shares. As the trustee of Mrs. Gerdin's GRATS, Mr. Gerdin has dispositive power over all of the shares owned by Mrs. Gerdin's GRATS. Mrs. Gerdin does not have voting or dispositive power over any of the shares owned by Mrs. Gerdin's GRATS.

(3)	Based on 90,108,841 shares of Common Stock outstanding as of August 19, 2011.

CUSIP NO.:  422347 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Ann S. Gerdin, individually and as trustee of the Ann S. Gerdin Revocable Trust.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power

273,194
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

273,194
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)

0.3%
14.	Type of Reporting Person (See Instructions)

IN

Russell A. Gerdin previously filed Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.                      Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Heartland Express, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 901 North Kansas Avenue, North Liberty, IA 52317.

Item 2.                      Identity and Background.

(a)           This Statement is being filed jointly on behalf of Russell A. Gerdin and Ann S. Gerdin (together, the "Reporting Persons"). The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

(b)           The business address of the Reporting Persons is 901 North Kansas Avenue, North Liberty, IA 52317.

(c)

Mr. Gerdin

The principal occupation of Mr. Gerdin is chief executive officer of the Issuer. The principal business address of the Issuer is 901 North Kansas Avenue, North Liberty, IA 52317.

Mrs. Gerdin

The principal occupation of Mrs. Gerdin is homemaker. She is also involved in civic and philanthropic commitments. Mrs. Gerdin's business address is 901 North Kansas Avenue, North Liberty, IA 52317.

(d) - (e)                      During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Persons are citizens of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

On July 11, 2007, Mr. Gerdin became trustee over shares owned by certain grantor attained annuity trusts established by Mrs. Gerdin for the benefit of Mr. and Mrs. Gerdin's children ("Mrs. Gerdin's GRATS"), and Mrs. Gerdin became trustee over shares owned by certain grantor attained annuity trusts established by Mr. Gerdin for the benefit of Mr. and Mrs. Gerdin's children ("Mr. Gerdin's GRATS" and together with Mrs. Gerdin's GRATS, the "GRATS"). By virtue of Mr. Gerdin becoming trustee of Mrs. Gerdin's GRATS, he received dispositive power over the shares owned by Mrs. Gerdin's GRATS. By virtue of Mrs. Gerdin becoming trustee of Mr. Gerdin's GRATS, she received dispositive power over the shares owned by Mr. Gerdin's GRATS. Thus, Mr. and Mrs. Gerdin are each individually deemed to beneficially own the shares owned by the GRATS over which he or she serves as trustee pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Except for 8,000,000 shares owned by Mrs. Gerdin's GRATS, over which Mr. Gerdin had voting power, neither of the Reporting Persons had voting power over the shares owned by the GRATS. The Reporting Persons did not pay money or other consideration in connection with becoming the trustee of the respective GRATS or in obtaining beneficial ownership of the shares owned by the GRATS.

By virtue of becoming the trustees, the Reporting Persons were deemed to have acquired beneficial ownership over the following number of shares:

Mr. Gerdin:     12,372,510 shares
Mrs. Gerdin:      3,710,555 shares

By virtue of becoming the respective trustees, the Reporting Persons have an obligation to file this Schedule 13D.

See Item 4 also.

Item 4.                      Purpose of Transaction.

In addition to the transaction described in Item 3, in the future, each Reporting Person from time to time may use his or her personal funds to purchase Common Stock for investment purposes. Depending on the volume of any such purchases, if any are made, it is possible that either Mr. Gerdin or Mrs. Gerdin or both Mr. and Mrs. Gerdin together, may become the beneficial owner of more than 50% of the outstanding Common Stock of the Issuer. The Reporting Persons have not made any such purchases to date. If any such purchases are made, the Reporting Persons may cease buying the Common Stock at any time. The Reporting Persons may purchase Common Stock in the open market or in privately negotiated transactions, or otherwise. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. In addition, Mr. Gerdin is the Chief Executive Officer and a Director of the Issuer and, as a result, in the ordinary course or otherwise may take actions to influence the management, business, and affairs of the Issuer.

Other than as described or contemplated in Item 3, this Item 4, or as announced publicly, neither of the Reporting Persons have any other present plans or proposals with respect to any action referred to in sections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a)           As of August 19, 2011, there were 90,108,841 shares of Common Stock outstanding. As of the date hereof, Mr. Gerdin may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 22,513,837 shares of Common Stock, representing approximately 25.0% of the issued and outstanding shares of Common Stock of the Issuer. The shares of Common Stock deemed to be beneficially owned by Mr. Gerdin consist of (i) 500,000 shares of Common Stock owned by the Russell A. Gerdin Revocable Trust over which Mr. Gerdin serves as trustee; (ii) 1,936,276 shares of Common Stock represented by voting trust certificates owned by Gerdin Family Investments, LP ("GFI"); and (iii) 20,077,561 shares of Common Stock owned by Mrs. Gerdin's GRATS.

As of the date hereof, Mrs. Gerdin may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of 273,194 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust over which Mrs. Gerdin serves as trustee, representing approximately 0.3% of the issued and outstanding shares of Common Stock of the Issuer.

As a result of the foregoing, as of the date hereof, the Reporting Persons together may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate 22,787,031 shares of Common Stock, representing approximately 25.3% of the issued and outstanding shares of Common Stock of the Issuer.

(b)           Mr. Gerdin has the sole power to vote 20,577,561 of the shares of Common Stock of the Issuer for which beneficial ownership is reported.1 Mr. Gerdin has the sole power to dispose of 22,513,837 of shares of Common Stock of the Issuer for which beneficial ownership is reported.2 Mrs. Gerdin has the sole power to vote and to dispose of 273,194 shares of Common Stock of the Issuer.

(c)           Transactions Effected During the Past 60 Days or since the most recent filing of Schedule 13D:
The following transaction with respect to shares by of the reporting persons was effected since the most recent filing of Schedule 13D. These transactions were not effected in the open market.

On August 19, 2011:

1) Mrs. Gerdin, as trustee of the Ann S. Revocable Trust, transferred 2,000,000 shares of Common Stock of the Issuer to the 2011 Ann S. Gerdin Grantor Retained Annuity Trust III. Michael J. Gerdin serves as trustee over this GRAT.
2) Mrs. Gerdin, as trustee of the Ann S. Revocable Trust, transferred 2,000,000 shares of Common Stock of the Issuer to the 2011 Ann S. Gerdin Grantor Retained Annuity Trust IV. Michael J. Gerdin serves as trustee over this GRAT.

(d)           Not applicable.

(e)           Not applicable

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons have entered into a joint filing agreement which is attached as Exhibit 1 hereto.

Item 7.                      Material to be Filed as Exhibits.

Exhibit 1                      Joint Filing Agreement, dated August 23, 2011, by and between the Reporting Persons.

______________

1 Comprised of (i) 500,000 shares of Common Stock owned by the Russell A. Gerdin Revocable Trust and (ii) 20,077,561 shares of Common Stock owned by Mrs. Gerdin's GRATS. As the trustee of Mrs. Gerdin's GRATS, Mr. Gerdin has voting power over all of the shares owned by Mrs. Gerdin's GRATS.

2 Comprised of (i) 500,000 shares of Common Stock owned by the Russell A. Gerdin Revocable Trust; (ii) 1,936,276 shares of Common Stock represented by voting trust certificates owned by GFI; and (iii) 20,077,561 shares of Common Stock owned by Mrs. Gerdin's GRATS. As the general partner of GFI, Mr. Gerdin has dispositive power over the shares represented by voting trust certificates owned by GFI, but neither Mr. nor Mrs. Gerdin has voting power over such shares. As the trustee of Mrs. Gerdin's GRATS, Mr. Gerdin has voting and dispositive power over all of the shares owned by Mrs. Gerdin's GRATS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

RUSSELL A. GERDIN, individually and as trustee of the Russell A. Gerdin Revocable Trust and Mrs. Gerdin's GRATS

/s/ Russell A. Gerdin

ANN S. GERDIN, individually and as trustee of the Ann S. Gerdin Revocable Trust

/s/ Ann S. Gerdin

Dated: August 23, 2011

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Heartland Express, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 23rd day of August, 2011.

RUSSELL A. GERDIN, individually and as trustee of the Russell A. Gerdin Revocable Trust and Mrs. Gerdin's GRATS

/s/ Russell A. Gerdin

ANN S. GERDIN, individually and as trustee of the Ann S. Gerdin Revocable Trust

/s/ Ann S. Gerdin